STATEMENT OF INVESTMENTS
Dreyfus Emerging Leaders Fund
May 31, 2007 (Unaudited)

Common Stocks--99.8%	Shares	Value ($)
Commercial & Professional Services--11.5%		
A.M. Castle & Co.	33,300 a	1,232,100
Anixter International	78,800 a,b	5,820,168
Cenveo	148,400 a,b	3,622,444
Deluxe	128,000 a	5,589,760
Diamond Management & Technology Consultants	345,400	4,493,654
Ennis	148,200	3,541,980
Harte-Hanks	276,100	7,250,386
Nautilus	145,800 a	1,877,904
ProQuest	244,000 b	2,074,000
Rush Enterprises, Cl. A	145,000 b	3,553,950
Spartan Stores	154,659	4,082,998
TeleTech Holdings	276,100 b	9,713,198
ValueClick	314,900 a,b	9,865,817
		62,718,359
Communications--.9%		
Golden Telecom	89,300 a	**4,755,225**
Consumer Durables--.1%		
Fuel Systems Solutions	27,200 a,b	**443,360**
Consumer Non-Durables--4.3%		
Elizabeth Arden	133,700 b	3,131,254
Mannatech	321,300 a	4,504,626
NBTY	84,500 a,b	4,438,785
Steven Madden	145,350 a	4,735,503
Tootsie Roll Industries	54,384 a	1,528,190
Topps	171,100	1,748,642
USANA Health Sciences	93,800 a,b	3,646,944
		23,733,944
Consumer Services--7.1%		
Great Wolf Resorts	75,500 a,b	1,069,835
Hudson Highland Group	98,400 b	2,123,472
Jack in the Box	102,100 b	7,807,587
Jackson Hewitt Tax Service	132,600 a	4,011,150
Lee Enterprises	191,100 a	4,800,432
LodgeNet Entertainment	123,700 a,b	4,388,876
Pinnacle Entertainment	226,800 a,b	6,940,080
Sinclair Broadcast Group, Cl. A	401,100 a	6,144,852
World Wrestling Entertainment, Cl. A	89,100 a	1,560,141
		38,846,425
Electronic Technology--10.0%		
Acme Packet	88,400 a,b	1,047,540
Advanced Energy Industries	391,300 b	9,602,502
Arris Group	351,800 a,b	5,787,110
Atheros Communications	114,200 a,b	3,324,362
Brocade Communications Systems	459,300 b	4,216,374
EMS Technologies	29,100 b	591,603
Exar	180,200 a,b	2,448,918
F5 Networks	114,000 b	9,263,640
InterDigital Communications	21,300 a,b	693,315
Intevac	229,600 a,b	4,428,984
Kulicke & Soffa Industries	372,100 a,b	3,560,997
Newport	152,500 b	2,275,300
ParkerVision	44,800 a,b	468,608

Pericom Semiconductor	102,600 b	1,124,496
Supertex	54,000 a,b	1,810,620
UTStarcom	237,800 a,b	1,714,538
Varian Semiconductor Equipment		
Associates	54,900 a,b	2,314,035
		54,672,942
Energy Minerals--2.7%		
Callon Petroleum	63,500 b	904,875
Houston Exploration	77,600 b	4,659,104
PetroHawk Energy	46,600 a,b	759,580
Unit	139,900 b	8,619,239
		14,942,798
Finance--21.8%		
Advanta, Cl. B	163,000 a	8,192,380
Ashford Hospitality Trust	389,600 a	4,834,936
Capitol Bancorp	20,300 a	586,264
Citizens Republic Bancorp	61,100 a	1,163,344
City Holding	22,000	838,420
Commerce Group	115,300 a	3,930,577
Digital Realty Trust	103,300 a	4,193,980
FelCor Lodging Trust	307,400	8,050,806
First Indiana	28,200	592,764
First Midwest Bancorp/IL	178,600 a	6,570,694
FirstFed Financial	83,800 a,b	5,402,586
FirstMerit	168,000 a	3,617,040
Getty Realty	98,600 a	2,808,128
Greater Bay Bancorp	234,100 a	6,533,731
Highland Hospitality	219,800 a	4,235,546
Inland Real Estate	315,200 a	5,673,600
Innkeepers USA Trust	37,700	664,651
Knight Capital Group, Cl. A	120,500 b	2,085,855
LTC Properties	91,000 a	2,182,180
Medical Properties Trust	150,400 a	2,140,192
Ocwen Financial	484,200 a,b	6,856,272
Ohio Casualty	92,400 a	3,978,744
Oriental Financial Group	83,500	1,009,515
Phoenix Cos.	301,500 a	4,745,610
Presidential Life	62,800	1,146,728
Ramco-Gershenson Properties	122,600	4,534,974
Reinsurance Group of America	97,900 a	6,130,498
Signature Bank/New York, NY	153,900 a,b	5,117,175
Spirit Finance	418,200 a	6,005,352
Sterling Bancshares/TX	53,600	615,864
Vineyard National Bancorp	20,400 a	497,760
Westamerica Bancorporation	100,300 a	4,643,890
		119,580,056
Health Care Technology--7.4%		
Abaxis	195,000 a,b	4,463,550
BioMarin Pharmaceutical	390,100 a,b	6,959,384
Cypress Bioscience	165,400 a,b	2,504,156
Digene	45,400 b	2,020,300
Enzon Pharmaceuticals	405,400 a,b	3,433,738
Martek Biosciences	119,800 b	2,507,414
Mentor	46,300 a	1,872,372
Regeneron Pharmaceuticals	340,100 a,b	7,631,844
Salix Pharmaceuticals	260,900 a,b	3,467,361
Sciele Pharma	60,400 a,b	1,493,088
Stereotaxis	186,300 b	2,243,052
ViroPharma	118,100 a,b	1,711,269
		40,307,528
Industrial Services--2.2%		

American Ecology	163,200	3,533,280
Hercules Offshore	28,500 a,b	995,505
Superior Energy Services	192,800 b	7,742,848
		12,271,633
Non-Energy Minerals--2.1%		
Chaparral Steel	153,800 a	**11,258,160**
Process Industries--4.6%		
AEP Industries	72,400 b	3,231,936
Albany International, Cl. A	108,700	4,252,344
GenTek	27,700 a,b	976,702
GrafTech International	325,800 b	5,043,384
Pioneer Cos.	132,400 a,b	4,557,208
PolyOne	184,400 b	1,314,772
Sensient Technologies	214,400 a	5,582,976
		24,959,322
Producer Manufacturing--3.9%		
American Woodmark	98,300 a	3,661,675
Astec Industries	96,900 b	4,175,421
Goodman Global	122,300 a,b	2,680,816
Superior Essex	173,500 a,b	6,131,490
Trinity Industries	100,650 a	4,647,011
		21,296,413
Retail Trade--5.5%		
Asbury Automotive Group	157,800	4,304,784
Dress Barn	112,400 b	2,595,316
Genesco	131,900 a,b	6,904,965
Men's Wearhouse	131,800 a	7,030,212
Pacific Sunwear of California	331,900 b	6,601,491
Shoe Carnival	83,600 a,b	2,447,808
		29,884,576
Technology Services--10.5%		
Apria Healthcare Group	101,300 a,b	2,933,648
Chemed	160,000 a	10,720,000
eCollege.com	99,500 b	2,191,985
Genesis HealthCare	72,000 b	4,917,600
Hexcel	203,100 a,b	4,697,703
Internet Capital Group	463,000 a,b	5,407,840
Jack Henry & Associates	304,400 a	8,051,380
Manhattan Associates	89,500 a,b	2,600,870
MedCath	19,400 b	640,200
MicroStrategy, Cl. A	58,500 b	6,073,470
Sunrise Senior Living	82,700 a,b	3,238,532
Tyler Technologies	160,600 b	1,948,078
Vignette	231,900 b	4,315,659
		57,736,965
Transportation--2.1%		
Saia	154,800 b	4,425,732
SkyWest	259,100	7,133,023
		11,558,755
Utilities--3.1%		
Allete	162,800 a	7,814,400
CH Energy Group	15,400 a	729,344
Duquesne Light Holdings	374,800 a	7,570,960
MGE Energy	29,400 a	997,248
		17,111,952
Total Common Stocks		
(cost $382,248,821)		**546,078,413**

Other Investment--.4%

Registered Investment Company;
Dreyfus Institutional Preferred

Plus Money Market Fund (cost $2,236,000)	2,236,000 c	**2,236,000**

**Investment of Cash Collateral for
Securities Loaned--24.9%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $136,355,778)	136,355,778 c	**136,355,778**
Total Investments (cost $520,840,599)	**125.1%**	**684,670,191**
Liabilities, Less Cash and Receivables	**(25.1%)**	**(137,246,068)**
Net Assets	**100.0%**	**547,424,123**

a   All or a portion of these securities are on loan. At May 31, 2007, the total market value of the fund's securities on loan is
     $130,448,881 and the total market value of the collateral held by the fund is $136,355,778.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Midcap Value Fund
May 31, 2007 (Unaudited)

Common Stocks--98.4%	Shares	Value ($)
Consumer Discretionary--13.7%		
Best Buy	203,550	9,829,430
Cheesecake Factory	284,580 a	8,030,848
Circuit City Stores	319,560	5,135,329
Clear Channel Communications	167,030	6,413,952
Clear Channel Outdoor Holdings,		
Cl. A	74,241 a	2,157,443
D.R. Horton	1,478,090	34,542,963
Fortune Brands	144,780	11,695,328
GameStop, Cl. A	452,620 a	16,737,888
Lennar, Cl. A	25,700	1,173,205
Omnicom Group	38,460	4,049,838
Pulte Homes	884,130	24,127,908
Ross Stores	385,520	12,660,477
Royal Caribbean Cruises	363,640	15,811,067
Ryland Group	143,480	6,628,776
Stanley Works	160,450	10,145,253
Staples	205,850	5,158,601
Whirlpool	54,770	6,115,070
		180,413,376
Consumer Staples--5.6%		
Alberto-Culver	603,770	14,997,647
Cadbury Schweppes, ADR	226,580	12,770,049
Coca-Cola Enterprises	331,600	7,742,860
Reynolds American	27,570	1,793,153
Safeway	487,400	16,805,552
SUPERVALU	402,250	19,163,190
Winn-Dixie Stores	20,150 a	630,695
		73,903,146
Energy--7.7%		
Chesapeake Energy	648,670	22,612,636
CNX Gas	1,074,627 a	31,658,511
Diamond Offshore Drilling	45,030	4,249,481
LDK Solar, ADR	3,600	97,200
Range Resources	785,790 a	30,441,505
Southwestern Energy	249,850 a	11,892,860
		100,952,193
Financial--15.8%		
Ambac Financial Group	265,970	23,833,572
Assured Guaranty	386,657	11,437,314
Brandywine Realty Trust	33,780	1,074,542
Conseco	74,070 a	1,459,920
Fidelity National Financial, Cl. A	491,445	13,780,118
First Horizon National	86,360	3,479,444
Genworth Financial, Cl. A	333,140	12,026,354
HCC Insurance Holdings	224,700	7,394,877
HRPT Properties Trust	684,480	7,857,830
Knight Capital Group, Cl. A	1,285,330 a	22,249,062
Mack-Cali Realty	116,480	5,624,819
MBIA	90,660	6,033,423
Nuveen Investments, Cl. A	343,070	18,820,820
PartnerRe	68,700	5,276,160
People's United Financial	1,305,104	26,350,050
Protective Life	477,730	23,900,832
TCF Financial	220,480	6,224,150

Whitney Holding	385,490	11,965,610
		208,788,897
Health Care--9.2%		
Amylin Pharmaceuticals	125,130 a	5,787,262
Cerner	56,410 a	3,204,652
Endo Pharmaceuticals Holdings	664,970 a	23,486,740
Hospira	385,280 a	15,349,555
MDS	1,214,810	24,709,235
Millipore	268,410 a	20,069,016
Quest Diagnostics	363,350	17,811,417
St. Jude Medical	239,920 a	10,242,185
		120,660,062
Industrial--15.0%		
AirTran Holdings	256,090 a	3,172,955
Covanta Holding	917,470 a	22,753,256
Dover	338,660	16,949,933
Eaton	85,960	8,057,890
Empresa Brasileira de Aeronautica, ADR	727,830	35,285,198
HNI	343,880	15,151,353
Navistar International	384,680 a	24,961,885
Reliance Steel & Aluminum	242,115	14,858,598
Robert Half International	791,690	27,819,987
Timken	239,910	8,435,236
United Rentals	164,980 a	5,535,079
US Airways Group	423,830 a	15,109,540
		198,090,910
Information Technology--14.1%		
Amdocs	530,160 a	20,607,319
Autodesk	170,370 a	7,743,316
AVX	373,250	6,714,768
CheckFree	743,780 a	29,193,365
Citrix Systems	232,390 a	7,810,628
Cognos	38,360 a	1,534,400
Cypress Semiconductor	411,970 a	8,844,996
Fidelity National Information Services	402,694	21,713,260
Maxim Integrated Products	852,390	26,210,993
Perot Systems, Cl. A	517,800 a	8,844,024
Seagate Technology	894,110	18,409,725
Take-Two Interactive Software	347,710 a	7,159,349
Western Union	946,250	21,243,313
		186,029,456
Materials--2.9%		
Bemis	162,970	5,480,681
Cytec Industries	426,910	25,379,800
Mosaic	211,650 a	7,435,265
		38,295,746
Telecommunication Services--5.7%		
Clearwire, Cl. A	257,360 a	5,018,520
JDS Uniphase	2,426,264 a	31,784,058
Leap Wireless International	443,090 a	37,866,471
		74,669,049
Utilities--8.7%		
CMS Energy	1,408,160	25,698,920
Constellation Energy Group	435,410	39,957,576
Dominion Resources/VA	109,960	9,741,356
DPL	830,460	25,337,335
Entergy	59,340	6,699,486
Questar	70,020	7,562,860
		114,997,533

Total Common Stocks
 (cost $1,145,517,979)   **1,296,800,368**

Other Investment--1.2%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $16,321,000)	16,321,000 b	**16,321,000**

Total Investments (cost $1,161,838,979)	**99.6%**	**1,313,121,368**
Cash and Receivables (Net)	**.4%**	**5,193,260**
Net Assets	**100.0%**	**1,318,314,628**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Small Company Value Fund
May 31, 2007 (Unaudited)

Common Stocks--99.7%	Shares	Value ($)
Consumer Discretionary--12.2%		
Cato, Cl. A	28,700	624,225
Cheesecake Factory	47,530 a	1,341,297
Circuit City Stores	41,800	671,726
Cooper Tire & Rubber	54,440 b	1,310,371
Cypress Sharpridge	211,900 c	2,203,760
Fleetwood Enterprises	264,670 a,b	2,464,078
GameStop, Cl. A	18,750 a	693,375
Group 1 Automotive	20,980	885,356
M.D.C. Holdings	22,190 b	1,205,805
Meritage Homes	76,280 a,b	2,646,153
Pacific Sunwear of California	27,290 a	542,798
Panera Bread, Cl. A	11,640 a,b	656,147
Ross Stores	13,820	453,849
Ryland Group	15,400	711,480
		16,410,420
Consumer Staples--5.0%		
Alberto-Culver	38,610	959,072
Cott	41,700 a	671,370
Great Atlantic & Pacific Tea	70,320 b	2,426,743
Winn-Dixie Stores	84,430 a,b	2,642,659
		6,699,844
Energy--6.1%		
CNX Gas	71,790 a,b	2,114,933
Goodrich Petroleum	83,370 a,b	2,969,639
PetroHawk Energy	88,460 a,b	1,441,898
Range Resources	19,610 a	759,691
Riata Energy	42,000 c	882,000
		8,168,161
Financial--15.0%		
Argonaut Group	35,420 a	1,173,465
Assured Guaranty	72,360	2,140,409
BankAtlantic Bancorp, Cl. A	251,950 b	2,388,486
Cardinal Financial	99,340	974,525
Hanover Insurance Group	32,940	1,607,143
Knight Capital Group, Cl. A	139,080 a	2,407,475
MFA Mortgage Investments	226,160 b	1,700,723
PartnerRe	10,590	813,312
Partners Trust Financial Group	102,280	1,111,784
Protective Life	45,180	2,260,355
Texas Capital Bancshares	41,350 a,b	931,615
Westfield Financial	102,150	1,058,274
Whitney Holding	53,060	1,646,982
		20,214,548
Health Care--15.4%		
Alpharma, Cl. A	55,920 b	1,358,856
Amedisys	35,990 a	1,342,427
American Medical Systems Holdings	70,930 a,b	1,330,647
AngioDynamics	127,210 a	2,016,279
Aspreva Pharmaceuticals	89,100 a,b	1,795,365
Computer Programs & Systems	42,320 b	1,421,106
Cutera	112,530 a	2,948,286
MDS	36,020	732,647
Millipore	8,760 a,b	654,985
Option Care	139,438 b	2,101,331
PRA International	91,790 a,b	2,118,513

Quidel	200,330 a,b	2,942,848
		20,763,290
Industrial--15.6%		
AirTran Holdings	136,260 a,b	1,688,261
Apogee Enterprises	53,711	1,322,365
Champion Enterprises	113,770 a	1,293,565
Covanta Holding	91,970 a	2,280,856
DryShips	17,910 b	735,205
First Consulting Group	92,970 a	841,378
HNI	13,200 b	581,592
Navios Maritime Holdings	440,810 b	4,628,505
Navistar International	6,560 a	425,678
Pike Electric	80,210 a	1,749,380
Steelcase, Cl. A	41,690	809,620
Timken	57,260	2,013,262
US Airways Group	7,900 a	281,635
Wabash National	170,380 b	2,492,659
		21,143,961
Information Technology--16.4%		
Applied Micro Circuits	756,360 a,b	2,125,372
CheckFree	50,480 a,b	1,981,340
China TechFaith Wireless		
Communication Technology, ADR	132,150 a	792,900
Cree	100,920 a,b	2,270,700
InterVoice	252,200 a	1,987,336
Kemet	219,690 a	1,687,219
Komag	34,800 a,b	844,248
Lattice Semiconductor	164,230 a	865,492
Live Nation	8,600 a	192,640
MasTec	119,720 a	1,626,995
Microsemi	103,940 a,b	2,395,817
Mindspeed Technologies	327,514 a,b	713,981
Perot Systems, Cl. A	52,570 a	897,896
S1	34,450 a	282,490
Sonus Networks	183,850 a	1,593,980
Take-Two Interactive Software	97,310 a,b	2,003,613
		22,262,019
Materials--3.8%		
A.M. Castle & Co.	30,950	1,145,150
Cytec Industries	41,350	2,458,257
Olympic Steel	29,370	985,363
Reliance Steel & Aluminum	8,230	505,075
		5,093,845
Telecommunication Services--7.2%		
Cogent Communications Group	104,753 a,b	3,006,411
JDS Uniphase	158,380 a,b	2,074,778
Leap Wireless International	6,880 a	587,965
NTELOS Holdings	161,300	4,067,986
		9,737,140
Utilities--3.0%		
CMS Energy	113,030	2,062,798
DPL	63,440 b	1,935,554
		3,998,352
Total Common Stocks		
(cost $121,399,570)		**134,491,580**

Other Investment--.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $223,000)	223,000 d	**223,000**

Investment of Cash Collateral for
Securities Loaned--32.5%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $43,845,868)	43,845,868 [d]	**43,845,868**
Total Investments (cost $165,468,438)	**132.4%**	**178,560,448**
Liabilities, Less Cash and Receivables	**(32.4%)**	**(43,730,237)**
Net Assets	**100.0%**	**134,830,211**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At May 31, 2007, the total market value of the fund's securities on loan is
$42,157,041 and the total market value of the collateral held by the fund is $43,845,868.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted
to $3,085,760 or 2.3% of net assets.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Technology Growth Fund
May 31, 2007 (Unaudited)

Common Stocks--100.7%	Shares	Value ($)
Consumer Discretionary--4.3%		
Garmin	288,200 a	**18,539,906**
Information Technology--96.4%		
Accenture, Cl. A	285,900	11,704,746
Adobe Systems	380,000 b	16,750,400
Akamai Technologies	199,200 a,b	8,806,632
Amdocs	397,200 b	15,439,164
Apple Computer	144,700 b	17,589,732
Automatic Data Processing	335,700	16,684,290
Bluestream Ventures, LP	4,382,300 e	3,172,308
Broadcom, Cl. A	477,150 b	14,581,704
CheckFree	271,500 a,b	10,656,375
Cisco Systems	662,200 b	17,826,424
Citrix Systems	234,600 b	7,884,906
Cognizant Technology Solutions, Cl. A	164,900 b	12,954,544
Comverse Technology	601,400 a,b	13,784,088
Corning	798,500 b	19,962,500
Electronic Arts	155,600 b	7,604,172
EMC/Massachusetts	405,400 b	6,847,206
Google, Cl. A	32,300 b	16,077,325
Harris	113,500	5,665,920
Hewlett-Packard	335,200	15,321,992
Infosys Technologies, ADR	219,300	10,800,525
Ingenex	7,900 e	0
Intel	119,800	2,655,966
Juniper Networks	795,000 b	19,405,950
MEMC Electronic Materials	305,500 b	18,568,290
Microsoft	595,500	18,263,985
NAVTEQ	42,200 b	1,807,426
Network Appliance	437,400 b	14,079,906
Oracle	355,500 b	6,889,590
QUALCOMM	339,200	14,568,640
Research In Motion	32,900 b	5,464,032
Riverbed Technology	111,200 b	4,638,152
Samsung Electronics, GDR	17,700 c	5,132,115
SanDisk	76,600 b	3,335,930
SAP, ADR	178,500	8,521,590
Seagate Technology	211,000 a	4,344,490
SiRF Technology Holdings	145,600 a,b	3,159,520
Sun Microsystems	1,136,900 b	5,798,190
Taiwan Semiconductor Manufacturing, ADR	731,009	7,975,308
Telefonaktiebolaget LM Ericsson, ADR	134,230	5,098,055
Texas Instruments	302,000	10,678,720
Yahoo!	319,900 b	9,181,130
		419,681,938
Total Common Stocks		
(cost $329,694,861)		**438,221,844**

Other Investment--.7%

Registered Investment Company;
Dreyfus Institutional Preferred
    Plus Money Market Fund

(cost $3,113,000)	3,113,000 d	**3,113,000**

**Investment of Cash Collateral for
Securities Loaned--9.3%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $40,371,904)	40,371,904 d	**40,371,904**
Total Investments (cost $373,179,765)	**110.7%**	**481,706,748**
Liabilities, Less Cash and Receivables	**(10.7%)**	**(46,556,790)**
Net Assets	**100.0%**	**435,149,958**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   All or a portion of these securities are on loan. At May 31, 2007, the total market value of the fund's securities on loan is $39,111,755 and the total market value of the collateral held by the fund is $40,371,904.

b   Non-income producing security.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $5,132,115 or 1.2% of net assets.

d   Investment in affiliated money market mutual fund.

e   Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of $3,172,308 representing .7% of net assets (see below).

Issuer	Acquisition Date	Purchase Price ($) †	Net Assets (%)	Valuation ($) ††
Bluestream Ventures, LP	4/30/2004-11/29/2006	0.71	0.7	.72 per share
Ingenex	4/30/2004	0.00	0.0	.00 per share

†   Average cost per unit

††   The valuation of these securities has been determined in good faith under the direction of the Board of Directors.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Future Leaders Fund

May 31, 2007 (Unaudited)

Common Stocks--100.5%	Shares		Value ($)
Commercial & Professional Services--12.0%			
Agilysys	75,000	a	1,629,000
Anixter International	17,700	b	1,307,322
Cenveo	63,800	b	1,557,358
Deluxe	38,100	a	1,663,827
Diamond Management & Technology Consultants	66,400		863,864
Hudson Highland Group	18,500	b	399,230
Kforce	85,100	a,b	1,367,557
Nautilus	47,100	a	606,648
Performance Food Group	60,700	a,b	2,154,850
Rush Enterprises, Cl. A	45,800	b	1,122,558
Spartan Stores	44,000		1,161,600
Spherion	30,700	b	302,395
TeleTech Holdings	54,800	b	1,927,864
ValueClick	53,000	b	1,660,490
Vertrue	7,900	b	381,175
Viad	27,200		1,206,864
			19,312,602
Communications--1.4%			
Alaska Communications Systems Group	53,600	a	845,808
CT Communications	15,300	a	480,267
Fairpoint Communications	20,000		360,000
Golden Telecom	5,900	a	314,175
Terremark Worldwide	28,400	a,b	209,876
			2,210,126
Consumer Durables--1.9%			
Avatar Holdings	12,100	a,b	998,613
WMS Industries	47,200	a,b	1,999,392
			2,998,005
Consumer Non-Durables--3.5%			
Mannatech	19,500		273,390
NBTY	38,200	b	2,006,646
Prestige Brands Holdings	26,100	a,b	343,215
Ralcorp Holdings	22,000	a,b	1,279,520
Steven Madden	35,650		1,161,477
USANA Health Sciences	14,400	a,b	559,872
			5,624,120
Consumer Services--5.3%			
Jack in the Box	29,500	b	2,255,865
LodgeNet Entertainment	40,400	a,b	1,433,392
Priceline.com	7,200	b	445,248
Ruby Tuesday	58,000	a	1,599,060
Sinclair Broadcast Group, Cl. A	94,100		1,441,612
Travelzoo	11,300	a,b	291,314
World Wrestling Entertainment, Cl. A	60,000	a	1,050,600
			8,517,091
Electronic Technology--12.0%			
Advanced Energy Industries	89,100	b	2,186,514
Amkor Technology	137,400	a,b	1,953,828
Brocade Communications Systems	181,400	b	1,665,252
Digi International	36,100	b	507,205
InterDigital Communications	66,600	a,b	2,167,830
Intevac	52,900	a,b	1,020,441

ON Semiconductor	92,700 a,b	995,598
Pericom Semiconductor	18,100 b	198,376
Sonus Networks	169,300 a,b	1,467,831
Triumph Group	32,100	2,121,168
TTM Technologies	85,300 a,b	943,418
UTStarcom	123,600 a,b	891,156
Varian Semiconductor Equipment		
Associates	72,750 a,b	3,066,412
		19,185,029
Energy Minerals--1.3%		
PetroHawk Energy	123,900 a,b	**2,019,570**
Finance--23.4%		
Advanta, Cl. B	45,700	2,296,882
American Physicians Capital	20,900 a,b	854,392
Argonaut Group	13,100 a,b	434,003
Ashford Hospitality Trust	115,400 a	1,432,114
BankAtlantic Bancorp, Cl. A	45,900 a	435,132
BankUnited Financial, Cl. A	18,500 a	424,020
Citizens Republic Bancorp	34,895 a	664,401
City Holding	12,300	468,753
Commerce Group	42,800	1,459,052
Community Bank System	25,300	520,168
Corus Bankshares	57,600 a	1,047,744
Entertainment Properties Trust	25,600 a	1,511,680
First Midwest Bancorp/IL	18,600	684,294
First Niagara Financial Group	106,100	1,455,692
FirstFed Financial	26,300 a,b	1,695,561
Getty Realty	26,400	751,872
Highland Hospitality	105,100 a	2,025,277
Inland Real Estate	82,900 a	1,492,200
Irwin Financial	17,100	271,890
Knight Capital Group, Cl. A	138,800 b	2,402,628
LTC Properties	19,000	455,620
National Financial Partners	43,000 a	2,013,690
National Retail Properties	24,100 a	584,425
Ocwen Financial	71,500 a,b	1,012,440
Odyssey Re Holdings	5,000	214,400
Ohio Casualty	37,900	1,631,974
Omega Healthcare Investors	25,400	437,134
Oriental Financial Group	27,100	327,639
Phoenix Cos.	87,800	1,381,972
Ramco-Gershenson Properties	33,700	1,246,563
Safety Insurance Group	8,400 a	349,776
Senior Housing Properties Trust	58,300 a	1,370,050
Spirit Finance	71,700	1,029,612
Strategic Hotels & Resorts	22,100 a	515,372
Umpqua Holdings	28,300 a	706,368
Westamerica Bancorporation	36,900 a	1,708,470
Wilshire Bancorp	13,200 a	168,168
		37,481,428
Health Care Technology--8.0%		
BioMarin Pharmaceutical	105,300 a,b	1,878,552
Digene	10,700 b	476,150
Enzon Pharmaceuticals	59,400 a,b	503,118
Incyte	100,700 b	713,963
Lifecell	37,900 a,b	1,066,885
Medicines	10,100 b	197,051
Mentor	15,100 a	610,644
Palomar Medical Technologies	42,900 a,b	1,668,381
Salix Pharmaceuticals	64,900 b	862,521
Santarus	67,700 a,b	398,076
Savient Pharmaceuticals	20,900 b	297,198

Sciele Pharma	20,900 a,b	516,648
Stereotaxis	46,800 b	563,472
STERIS	55,700 a	1,674,899
ViroPharma	43,000 a,b	623,070
Zoll Medical	34,900 b	783,505
		12,834,133
Industrial Services--1.5%		
Grey Wolf	268,300 a,b	2,124,936
Trico Marine Services	7,300 b	307,403
		2,432,339
Process Industries--5.3%		
AEP Industries	19,600 a,b	874,944
Albany International, Cl. A	39,000	1,525,680
GrafTech International	142,400 b	2,204,352
Myers Industries	41,500 a	920,055
Pioneer Cos.	24,300 a,b	836,406
Spartech	79,100	2,119,880
		8,481,317
Producer Manufacturing--6.7%		
American Woodmark	27,500 a	1,024,375
EnPro Industries	22,000 b	913,880
Genlyte Group	26,500 b	2,308,680
Goodman Global	71,400 b	1,565,088
LSI Industries	45,200 a	689,752
Navistar International	22,700 b	1,473,003
Superior Essex	12,500 b	441,750
Wabtec	58,200 a	2,279,112
		10,695,640
Retail Trade--3.2%		
Dress Barn	21,000 b	484,890
DSW, Cl. A	8,900 a,b	340,158
Genesco	30,400 a,b	1,591,440
Men's Wearhouse	36,300	1,936,242
Shoe Carnival	26,600 b	778,848
		5,131,578
Technology Services--10.9%		
AMERIGROUP	41,600 a,b	1,060,800
Ansoft	53,900 a,b	1,726,956
Apria Healthcare Group	18,800 b	544,448
Euronet Worldwide	41,200 a,b	1,107,044
GSI Commerce	34,400 a,b	787,072
Internet Capital Group	79,000 a,b	922,720
Jack Henry & Associates	60,400	1,597,580
Magellan Health Services	40,800 b	1,827,840
MedCath	24,000 b	792,000
MicroStrategy, Cl. A	11,800 b	1,225,076
Sykes Enterprises	125,900 b	2,452,532
TIBCO Software	151,700 b	1,368,334
Vignette	112,200 b	2,088,042
		17,500,444
Transportation--1.5%		
Saia	35,000 b	1,000,650
SkyWest	53,100	1,461,843
		2,462,493
Utilities--2.6%		
CH Energy Group	13,700 a	648,832
El Paso Electric	75,700 a,b	2,059,797
Westar Energy	57,800 a	1,532,278
		4,240,907
Total Common Stocks		
(cost $126,334,222)		**161,126,822**

Investment of Cash Collateral for
Securities Loaned--31.0%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $49,660,408)	49,660,408 c	**49,660,408**
Total Investments (cost $175,994,630)	**131.5%**	**210,787,230**
Liabilities, Less Cash and Receivables	**(31.5%)**	**(50,495,000)**
Net Assets	**100.0%**	**160,292,230**

a   All or a portion of these securities are on loan. At May 31, 2007, the total market value of the fund's securities on loan is
     $46,660,502 and the total market value of the collateral held by the fund is $49,660,408.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and

semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Strategic Value Fund
May 31, 2007 (Unaudited)

Common Stocks--99.0%	Shares		Value ($)
Consumer Discretionary--6.6%			
Best Buy	48,170		2,326,129
Comcast, Cl. A	86,240	a	2,363,838
Gap	215,840		3,997,357
Johnson Controls	34,610		3,796,717
Liberty Global, Ser. C	109,367	a	3,909,870
Lowe's Cos.	73,740		2,420,147
McDonald's	73,890		3,735,139
News, Cl. A	199,830		4,414,245
Omnicom Group	35,450		3,732,885
TJX Cos.	63,370		1,772,459
Toll Brothers	66,280	a	1,943,992
			34,412,778
Consumer Staples--7.8%			
Altria Group	131,450		9,346,095
Clorox	34,130		2,291,488
Coca-Cola	48,340		2,561,537
Coca-Cola Enterprises	145,310		3,392,988
Colgate-Palmolive	33,830		2,265,257
CVS	66,780		2,573,701
Kraft Foods, Cl. A	150,276		5,085,340
Pilgrim's Pride	73,710		2,604,174
Smithfield Foods	81,370	a	2,615,232
SUPERVALU	90,640		4,318,090
Wal-Mart Stores	72,190		3,436,244
			40,490,146
Energy--12.1%			
Anadarko Petroleum	53,760		2,669,184
Arch Coal	32,650		1,318,407
Cameron International	36,780	a	2,607,702
Chesapeake Energy	158,960		5,541,346
Chevron	154,788		12,613,674
Devon Energy	65,920		5,061,338
EOG Resources	78,560		6,041,264
Exxon Mobil	55,630		4,626,747
Hess	82,520		4,886,834
LDK Solar, ADR	1,410		38,070
Marathon Oil	25,230		3,123,726
Occidental Petroleum	96,800		5,321,096
Valero Energy	53,500		3,992,170
XTO Energy	89,230		5,176,232
			63,017,790
Financial--29.1%			
American International Group	124,016		8,971,317
AON	60,930		2,615,116
Capital One Financial	111,270		8,877,121
Chubb	114,110		6,261,216
CIT Group	82,520		4,945,424
Citigroup	372,684		20,307,551
Countrywide Financial	36,700		1,429,098
First American	27,640		1,480,122
Freddie Mac	151,840		10,141,394
Genworth Financial, Cl. A	134,760		4,864,836
Goldman Sachs Group	12,560		2,899,099
Interactive Brokers Group, Cl. A	22,810	a	581,655

JPMorgan Chase & Co.	236,098	12,236,959
Lincoln National	66,380	4,812,550
MBIA	33,430	2,224,766
Merrill Lynch & Co.	101,570	9,418,586
MetLife	74,090	5,038,120
MGIC Investment	99,580	6,472,700
Morgan Stanley	55,360	4,707,814
Nasdaq Stock Market	79,970 a	2,661,402
People's United Financial	57,680	1,164,559
PMI Group	189,320	9,359,981
PNC Financial Services Group	53,780	3,968,964
Regions Financial	60,240	2,148,761
SunTrust Banks	29,640	2,646,556
U.S. Bancorp	126,410	4,371,258
Wachovia	122,470	6,636,649
		151,243,574
Health Care--9.9%		
Abbott Laboratories	152,260	8,579,851
Aetna	49,470	2,618,447
Amgen	38,180 a	2,150,679
Baxter International	83,080	4,722,267
Bristol-Myers Squibb	68,170	2,066,233
Charles River Laboratories		
International	52,400 a	2,786,108
Hospira	58,160 a	2,317,094
IMS Health	81,590	2,667,993
Merck & Co.	109,620	5,749,569
Thermo Fisher Scientific	98,460 a	5,375,916
Universal Health Services, Cl. B	41,480	2,563,049
Wyeth	172,470	9,975,665
		51,572,871
Index--.7%		
iShares Russell 1000 Value Index		
Fund	37,550	**3,352,840**
Industrial--6.0%		
Deere & Co.	17,720	2,134,728
Eaton	40,250	3,773,035
General Electric	401,740	15,097,389
Honeywell International	49,690	2,877,548
Union Pacific	23,700	2,860,116
US Airways Group	54,040 a	1,926,526
Waste Management	66,550	2,573,488
		31,242,830
Information Technology--11.4%		
Automatic Data Processing	71,500	3,553,550
Broadridge Financial Solutions	20,435 a	413,604
Cisco Systems	300,960 a	8,101,843
EMC/Massachusetts	162,820 a	2,750,030
Fiserv	43,870 a	2,599,298
Hewlett-Packard	205,690	9,402,090
Intel	121,300	2,689,221
International Business Machines	49,760	5,304,416
JDS Uniphase	260,230 a	3,409,013
Microsoft	216,700	6,646,189
NCR	151,250 a	8,117,588
NVIDIA	53,760 a	1,863,859
QUALCOMM	57,740	2,479,933
Sun Microsystems	406,800 a	2,074,680
		59,405,314
Materials--3.6%		
Air Products & Chemicals	30,080	2,345,939

Allegheny Technologies	16,530	1,910,703
Celanese, Ser. A	73,000	2,656,470
Cytec Industries	38,950	2,315,578
Mosaic	205,350 [a]	7,213,946
Smurfit-Stone Container	187,160 [a]	2,419,979
		18,862,615
Telecommunication Services--5.5%		
AT & T	483,219	19,976,273
Verizon Communications	198,330	8,633,305
		28,609,578
Utilities--6.3%		
Constellation Energy Group	48,580	4,458,187
Entergy	25,310	2,857,499
Exelon	50,220	3,917,160
Mirant	75,970 [a]	3,525,008
NRG Energy	152,340 [a]	13,389,163
Questar	42,480	4,588,265
		32,735,282
Total Common Stocks		
(cost $398,532,707)		**514,945,618**

Other Investment--.7%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,591,000)	3,591,000 [b]	**3,591,000**
Total Investments (cost $402,123,707)	**99.7%**	**518,536,618**
Cash and Receivables (Net)	**.3%**	**1,469,847**
Net Assets	**100.0%**	**520,006,465**

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier International Value Fund
May 31, 2007 (Unaudited)

Common Stocks--98.8%	Shares	Value ($)
Australia--3.7%		
Amcor	1,145,091	7,053,275
Insurance Australia Group	393,418	1,944,493
National Australia Bank	213,289	7,511,797
Suncorp-Metway	300,101	5,257,279
Tabcorp Holdings	476,993	7,009,519
Telstra	525,800	2,115,606
		30,891,969
Belgium--.8%		
Fortis	168,393	**7,000,058**
Brazil--1.0%		
Petroleo Brasileiro, ADR	31,220	3,376,755
Tele Norte Leste Participacoes, ADR	261,270	4,966,742
		8,343,497
Finland--1.8%		
Nokia	229,250	6,276,144
Nokia, ADR	24,064	658,872
UPM-Kymmene	296,143	7,673,207
		14,608,223
France--10.1%		
BNP Paribas	54,480	6,609,468
Credit Agricole	272,786	11,258,916
France Telecom	400,680	12,306,165
Lagardere	87,960	7,343,720
Peugeot	46,940	3,718,808
Sanofi-Aventis	207,450	19,999,051
Thomson	294,080	5,673,274
Total	169,660	12,781,641
Total, ADR	63,328	4,778,097
		84,469,140
Germany--9.2%		
Adidas	100,670	6,424,863
Allianz	28,600	6,348,471
Bayerische Motoren Werke	100,040	6,698,236
Deutsche Post	438,004	13,929,794
Deutsche Telekom	555,910	10,305,590
E.ON	50,677	8,329,715
Hannover Rueckversicherung	30,260	1,455,746
Heidelberger Druckmaschinen	64,050	3,153,693
Muenchener Rueckversicherungs	39,440	7,422,903
Siemens	92,750	12,220,618
		76,289,629
Greece--.9%		
Public Power	279,910	**7,606,571**
Hong Kong--1.7%		
BOC Hong Kong Holdings	2,146,100	5,106,686
HongKong Electric Holdings	159,000	821,645
Hutchison Whampoa	663,200	6,399,872
Johnson Electric Holdings	3,868,000	2,234,120
		14,562,323
Ireland--.3%		
Bank of Ireland	126,885	**2,742,713**
Israel--.6%		
Teva Pharmaceutical Industries, ADR	130,870	**5,130,104**
Italy--4.1%		
ENI	204,875	7,251,518

Mediaset	765,170	8,204,184
Saras	616,670	3,743,598
UniCredito Italiano	887,500	8,339,767
Unipol	1,746,060	6,600,618
		34,139,685
Japan--24.5%		
77 Bank	661,900	4,514,005
Aeon	574,800	10,744,587
Astellas Pharma	61,300	2,714,819
Canon	85,052	5,003,675
Chuo Mitsui Trust Holdings, INC	360,200	3,338,446
Credit Saison	184,100	5,279,233
Dentsu	3,161	8,700,834
Funai Electric	19,600	1,257,763
Hino Motors	1,210,900	6,835,285
JS Group	191,400	4,018,134
Kao	57,900	1,603,246
Kubota	531,300	4,448,418
Kuraray	332,600	3,618,277
Lawson	58,900	2,100,374
Matsumotokiyoshi	153,379	3,572,815
Mitsubishi	263,800	6,426,745
Mitsubishi UFJ Financial Group	1,012	11,641,264
Nippon Express	1,493,500	8,921,363
Nippon Paper Group	1,514	5,249,645
Nissan Motor	892,200	9,925,959
NOK	316,700	6,349,353
Nomura Holdings	429,400	8,785,227
Ricoh	283,600	6,175,096
Rohm	130,100	11,694,622
Sekisui Chemical	888,400	6,657,252
Sekisui House	567,200	8,351,525
Seven & I Holdings	234,200	6,773,625
SFCG	13,613	2,583,791
Shinsei Bank	880,400	3,862,895
Sumitomo Chemical	392,400	2,598,697
Sumitomo Mitsui Financial Group	1,595	15,464,443
Takeda Pharmaceutical	53,600	3,598,143
Teijin	873,200	4,663,572
THK	153,300	3,816,598
Toyota Motor	56,000	3,358,942
		204,648,668
Malaysia--.1%		
Malayan Banking	162,700	**579,276**
Mexico--.4%		
Coca-Cola Femsa, ADR	84,790	**3,408,558**
Netherlands--3.0%		
Aegon	354,825	7,274,754
Koninklijke Philips Electronics	109,770	4,666,485
Royal Dutch Shell, Cl. A	310,957	11,575,204
Vedior	50,840	1,508,795
		25,025,238
Singapore--1.4%		
DBS Group Holdings	603,070	9,423,585
United Overseas Bank	148,600	2,331,742
		11,755,327
South Africa--.5%		
Nedbank Group	197,343	**4,051,033**
South Korea--2.5%		
Hyundai Motor	56,510	4,001,840
Korea Electric Power, ADR	144,394	3,153,565

KT, ADR	187,610	4,512,020
LG Electronics	3,551	267,928
Samsung Electronics	8,318	4,796,691
SK Telecom, ADR	138,380	3,716,886
		20,448,930
Spain--1.4%		
Banco Santander Central Hispano	331,690	6,372,058
Repsol YPF	122,140	4,477,582
Repsol YPF, ADR	16,518	606,045
		11,455,685
Sweden--.7%		
Svenska Cellulosa AB	59,700	1,033,178
Telefonaktiebolaget LM Ericsson, ADR	22,100	839,358
Telefonaktiebolaget LM Ericsson, Cl. B	1,148,700	4,357,739
		6,230,275
Switzerland--6.8%		
Ciba Specialty Chemicals	165,586	10,678,607
Clariant	189,900 [a]	3,239,927
Nestle	23,075	8,985,122
Novartis	345,400	19,412,890
Swiss Reinsurance	41,599	3,959,546
UBS	155,180	10,121,536
		56,397,628
Taiwan--1.0%		
Compal Electronics	3,632,000	3,298,320
United Microelectronics, ADR	1,433,864	4,789,106
		8,087,426
United Kingdom--22.3%		
BHP Billiton	297,120	7,235,695
BP	1,575,079	17,603,926
British Energy Group	235,228 [a]	2,439,271
Centrica	564,494	4,283,362
Debenhams	1,764,570	4,601,166
Friends Provident	2,093,210	8,205,806
GlaxoSmithKline	550,722	14,283,906
HBOS	305,890	6,567,288
HSBC Holdings	1,014,830	18,766,506
Old Mutual	2,679,200	9,184,825
Reed Elsevier	543,410	7,343,000
Rentokil Initial	2,938,590	9,992,611
Rexam	385,100	4,094,407
Royal Bank of Scotland Group	1,370,184	17,022,991
Royal Dutch Shell, Cl. A	58,088	2,164,459
SABMiller	366,940	8,732,584
Smiths Group	251,430	5,660,057
Trinity Mirror	459,940	5,210,420
Unilever	592,800	18,297,745
Vodafone Group	4,372,012	13,676,712
		185,366,737
Total Common Stocks		
(cost $700,849,638)		**823,238,693**

Preferred Stocks--.4%

Germany		
Henkel		
(cost $2,769,972)	19,360	**3,011,845**

Other Investment--.4%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $3,000,000)	3,000,000 [b]	**3,000,000**

Total Investments (cost $706,619,610)	**99.6%**	**829,250,538**
Cash and Receivables (Net)	**.4%**	**3,481,293**
Net Assets	**100.0%**	**832,731,831**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Select Midcap Growth Fund
May 31, 2007 (Unaudited)

Common Stocks--96.1%	Shares	Value ($)
Consumer Discretionary--8.9%		
Burger King Holdings	4,340	111,104
Coach	3,070 a	157,675
Starbucks	2,895 a	83,405
Tim Hortons	3,430	106,776
		458,960
Energy--7.0%		
Cameron International	1,850 a	131,165
Smith International	2,230	123,787
Superior Energy Services	2,650 a	106,424
		361,376
Financial--15.0%		
Affiliated Managers Group	955 a	124,341
CB Richard Ellis Group, Cl. A	2,745 a	102,169
CBOT Holdings, Cl. A	665 a	130,746
IntercontinentalExchange	900 a	130,446
SEI Investments	2,185	134,880
T. Rowe Price Group	2,980	153,023
		775,605
Health Care--16.5%		
Coventry Health Care	1,850 a	110,389
Gilead Sciences	1,415 a	117,120
IDEXX Laboratories	1,205 a	106,389
IMS Health	3,240	105,948
Manor Care	2,165	147,220
Pharmaceutical Product Development	1,425	52,013
Universal Health Services, Cl. B	1,615	99,791
VCA Antech	2,830 a	112,011
		850,881
Industrial--13.6%		
C.H. Robinson Worldwide	2,190	118,654
Oshkosh Truck	2,145	132,325
Precision Castparts	1,505	179,938
Rockwell Collins	1,955	138,160
Stericycle	1,445 a	131,741
		700,818
Information Technology--24.8%		
Akamai Technologies	2,420 a	106,988
Amdocs	2,630 a	102,228
Amphenol, Cl. A	4,465	159,757
Cadence Design Systems	5,105 a	115,934
Cognizant Technology Solutions, Cl. A	1,610 a	126,482
FactSet Research Systems	1,750	111,703
Harris	2,485	124,051
Intuit	2,965 a	90,433
MEMC Electronic Materials	2,095 a	127,334
Satyam Computer Services, ADR	4,730	119,858
Trimble Navigation	3,250 a	94,868
		1,279,636
Materials--4.8%		
Allegheny Technologies	1,175	135,818
Carpenter Technology	830	110,033
		245,851

Telecommunication Services--3.2%

NII Holdings	2,000 [a]	**162,940**
Utilities--2.3%		
Questar	1,120	**120,971**
Total Common Stocks		
(cost $3,714,308)		**4,957,038**

Other Investment--6.3%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $326,000)	326,000 [b]	**326,000**
Total Investments (cost $4,040,308)	**102.4%**	**5,283,038**
Liabilities, Less Cash and Receivables	**(2.4%)**	**(125,495)**
Net Assets	**100.0%**	**5,157,543**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Structured Midcap Fund
May 31, 2007 (Unaudited)

Common Stocks--99.3%	Shares	Value ($)
Commercial & Professional Services--7.7%		
AmerisourceBergen	25,000	1,280,500
Avnet	81,100 a	3,474,324
CDW	14,600	1,243,044
Equifax	10,800	453,924
Ingram Micro, Cl. A	83,300 a	1,725,976
Korn/Ferry International	17,800 a	462,978
Manpower	24,700	2,272,400
MPS Group	97,000 a	1,333,750
ValueClick	61,500 a	1,926,795
		14,173,691
Consumer Durables--1.0%		
D.R. Horton	36,900	862,353
Harley-Davidson	16,900	1,032,421
		1,894,774
Consumer Non-Durables--2.8%		
Alberto-Culver	66,200	1,644,408
American Greetings, Cl. A	30,200	791,542
Hormel Foods	19,900	745,255
J.M. Smucker	10,900	628,930
McCormick & Co.	30,300	1,129,887
Pepsi Bottling Group	5,400	188,946
		5,128,968
Consumer Services--6.0%		
Belo, Cl. A	39,100	869,193
Brinker International	41,000	1,310,360
Gannett	7,500	441,150
ITT Educational Services	11,700 a	1,324,323
Meredith	12,000	746,520
NutriSystem	28,700 a	1,880,424
Ruby Tuesday	37,900	1,044,903
Sotheby's, Cl. A	45,400	2,155,138
Wynn Resorts	13,800	1,332,252
		11,104,263
Electronic Technology--9.6%		
Amphenol, Cl. A	99,100	3,545,798
CommScope	41,200 a	2,254,876
Intersil, Cl. A	37,000	1,113,700
L-3 Communications Holdings	9,700	924,022
Lam Research	27,000 a	1,448,820
Lexmark International, Cl. A	9,500 a	493,335
LSI	144,900 a	1,257,732
Mentor Graphics	96,000 a	1,368,960
National Instruments	40,300	1,270,256
Novellus Systems	36,100 a	1,107,909
Precision Castparts	9,400	1,123,864
Vishay Intertechnology	66,200 a	1,179,684
Western Digital	33,500 a	630,135
		17,719,091
Energy Minerals--4.4%		
Chesapeake Energy	51,200	1,784,832
Holly	20,600	1,443,854
Plains Exploration & Production	30,200 a	1,598,184
Pogo Producing	13,700	740,759
Tesoro	29,000	1,794,520

XTO Energy	14,400	835,344
		8,197,493
Exchange Traded Funds--4.8%		
Midcap SPDR Trust Series 1	53,100	**8,867,700**
Finance--16.6%		
American Financial Group/OH	56,550	2,016,008
AmeriCredit	28,100 a	746,055
Boston Properties	8,300	960,144
Cincinnati Financial	34,700	1,576,074
Everest Re Group	7,300	782,779
FirstMerit	46,300	996,839
HCC Insurance Holdings	70,400	2,316,864
Horace Mann Educators	34,200	763,344
Hospitality Properties Trust	45,900	2,039,796
Host Hotels & Resorts	37,000	944,240
Huntington Bancshares/OH	22,900	514,334
IndyMac Bancorp	46,500	1,561,470
Jefferies Group	29,500	903,880
Jones Lang LaSalle	6,200	723,540
Mack-Cali Realty	13,600	656,744
Ohio Casualty	26,100	1,123,866
Old Republic International	29,700	643,302
ProLogis	21,400	1,383,724
Raymond James Financial	69,700	2,321,707
Rayonier	23,350	1,049,816
Reinsurance Group of America	11,800	738,916
SL Green Realty	4,800	672,384
StanCorp Financial Group	18,400	935,824
TCF Financial	43,400	1,225,182
W.R. Berkley	73,712	2,428,073
Whitney Holding	17,300	536,992
		30,561,897
Health Care Technology--5.8%		
Beckman Coulter	10,300	673,620
Cephalon	16,100 a	1,336,461
Cytyc	29,500 a	1,247,260
Dentsply International	57,500	2,078,050
Kinetic Concepts	13,400 a	672,412
Millennium Pharmaceuticals	192,900 a	2,096,823
Mylan Laboratories	64,300	1,271,211
STERIS	27,000	811,890
Ventana Medical Systems	9,700 a	499,162
		10,686,889
Industrial Services--3.8%		
Allied Waste Industries	114,200 a	1,537,132
Jacobs Engineering Group	38,800 a	2,248,460
National Oilwell Varco	19,600 a	1,851,220
Patterson-UTI Energy	53,600	1,416,112
		7,052,924
Non-Energy Minerals--3.6%		
Eagle Materials	12,500	627,125
Olin	81,300	1,645,512
Steel Dynamics	70,600	3,311,140
United States Steel	9,200	1,041,072
		6,624,849
Process Industries--2.3%		
Albemarle	31,800	1,292,352
Ashland	16,700	1,007,344
Ecolab	20,300	875,945
Packaging Corp. of America	26,200	677,532
Valhi	26,600	408,842

		4,262,015
Producer Manufacturing--6.0%		
Autoliv	26,800	1,599,960
Carlisle Cos.	23,600	1,041,940
Eaton	9,700	909,278
Gardner Denver	46,400 a	1,911,216
Gentex	43,700	775,675
Graco	23,200	928,928
Modine Manufacturing	32,500	764,075
Molex	42,500	1,263,950
Teleflex	11,100	891,330
Thomas & Betts	15,200 a	881,904
		10,968,256
Retail Trade--6.7%		
Aeropostale	37,800 a	1,750,140
American Eagle Outfitters	95,450	2,577,150
Dillard's, Cl. A	25,200	914,760
Family Dollar Stores	40,700	1,369,555
GameStop, Cl. A	31,700 a	1,172,266
Kroger	27,300	827,736
OfficeMax	13,200	592,680
Payless ShoeSource	43,400 a	1,550,248
TJX Cos.	57,200	1,599,884
		12,354,419
Technology Services--8.5%		
Alliance Data Systems	43,700 a	3,405,104
Apria Healthcare Group	24,300 a	703,728
Health Management Associates, Cl. A	274,700	3,021,700
Jack Henry & Associates	79,600	2,105,420
Lincare Holdings	61,400 a	2,461,526
Total System Services	15,800	524,402
WellCare Health Plans	37,800 a	3,479,112
		15,700,992
Transportation--3.3%		
AMR	16,400 a	464,940
C.H. Robinson Worldwide	8,800	476,784
Continental Airlines, Cl. B	44,500 a	1,787,565
Overseas Shipholding Group	8,700	692,085
Tidewater	27,300	1,801,800
US Airways Group	24,300 a	866,295
		6,089,469
Utilities--6.4%		
AGL Resources	22,000	938,520
CenterPoint Energy	57,000	1,079,010
Energy East	74,900	1,810,333
IDACORP	26,300	873,423
ONEOK	49,900	2,699,590
PG & E	15,400	758,604
PNM Resources	22,300	658,073
Sierra Pacific Resources	87,000 a	1,649,520
UGI	22,700	653,760
WGL Holdings	20,700	730,089
		11,850,922
Total Common Stocks		
(cost $160,950,398)		**183,238,612**

Other Investment--.5%

Registered Investment Company;

Dreyfus Institutional Preferred

    Plus Money Market Fund

(cost $844,000)	844,000 [b]	**844,000**
Total Investments (cost $161,794,398)	**99.8%**	**184,082,612**
Cash and Receivables (Net)	**.2%**	**279,727**
Net Assets	**100.0%**	**184,362,339**

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Structured Large Cap Value Fund
May 31, 2007 (Unaudited)

Common Stocks--99.1%	Shares	Value ($)
Banks--11.9%		
Bank of America	2,800	141,988
Citigroup	1,700	92,633
Wachovia	1,300	70,447
		305,068
Commercial & Professional Services--3.4%		
AmerisourceBergen	800	40,976
Manpower	500	46,000
		86,976
Communications--4.7%		
AT & T	2,300	95,082
CenturyTel	500	24,710
		119,792
Consumer Durables--1.0%		
Mattel	900	**25,209**
Consumer Non-Durables--8.3%		
Altria Group	400	28,440
General Mills	500	30,620
Kraft Foods, Cl. A	276	9,340
Molson Coors Brewing, Cl. B	300	27,471
Pepsi Bottling Group	600	20,994
Procter & Gamble	1,500	95,325
		212,190
Consumer Services--5.2%		
CBS, Cl. B	1,200	39,912
Gannett	300	17,646
News, Cl. A	1,500	33,135
Walt Disney	1,200	42,528
		133,221
Electronic Technology--1.2%		
Lexmark International, Cl. A	300 a	15,579
Novellus Systems	500 a	15,345
		30,924
Energy Minerals--14.6%		
Cabot Oil & Gas	300	11,700
Chesapeake Energy	400	13,944
ConocoPhillips	1,100	85,173
Exxon Mobil	1,700	141,389
Marathon Oil	300	37,143
National Oilwell Varco	100 a	9,445
Tesoro	1,200	74,256
		373,050
Financial--23.6%		
Ambac Financial Group	300	26,883
American International Group	500	36,170
Chubb	800	43,896
Cincinnati Financial	440	19,985
CIT Group	600	35,958
Genworth Financial, Cl. A	500	18,050
Hospitality Properties Trust	300	13,332
Host Hotels & Resorts	1,500	38,280
JPMorgan Chase & Co.	200	10,366
Merrill Lynch & Co.	600	55,638
Morgan Stanley	900	76,536
National City	1,300	44,967

ProLogis	800	51,728
Regions Financial	400	14,268
Safeco	400	25,100
Washington Mutual	500	21,860
Wells Fargo & Co.	2,000	72,180
		605,197
Health Care Technology--4.8%		
Applera - Applied Biosystems Group	500	14,195
Johnson & Johnson	1,100	69,597
Pfizer	1,400	38,486
		122,278
Non-Energy Minerals--2.4%		
Freeport-McMoRan Copper & Gold	300	23,610
Steel Dynamics	800	37,520
		61,130
Process Industries--1.9%		
Ashland	400	24,128
International Paper	600	23,502
		47,630
Producer Manufacturing--2.1%		
General Electric	700	26,306
United Technologies	400	28,220
		54,526
Retail Trade--4.9%		
Family Dollar Stores	600	20,190
Hasbro	800	25,720
IAC/InterActiveCorp	1,000 a	34,600
Kroger	900	27,288
Sears Holdings	100 a	18,002
		125,800
Technology Services--2.7%		
Aetna	300	15,879
Health Management Associates, Cl. A	1,000	11,000
International Business Machines	400	42,640
		69,519
Transportation--.5%		
Tidewater	200	**13,200**
Utilities--5.9%		
CenterPoint Energy	2,600	49,218
Duke Energy	1,200	23,448
NRG Energy	200 a	17,578
ONEOK	200	10,820
PG & E	1,000	49,260
		150,324
Total Investments (cost $2,131,247)	**99.1%**	**2,536,034**
Cash and Receivables (Net)	**.9%**	**23,603**
Net Assets	**100.0%**	**2,559,637**

a   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Midcap Value Fund
May 31, 2007 (Unaudited)

Common Stocks--98.9%	Shares	Value ($)
Consumer Discretionary--13.7%		
Best Buy	6,050	292,154
Clear Channel Communications	2,190	84,096
Clear Channel Outdoor Holdings,		
Cl. A	1,700 a	49,402
D.R. Horton	13,540	316,430
Fortune Brands	3,290	265,766
GameStop, Cl. A	9,860 a	364,623
Lennar, Cl. A	1,570	71,670
Pulte Homes	11,920	325,297
Ryland Group	1,560	72,072
Stanley Works	2,560	161,869
Whirlpool	3,250	362,862
		2,366,241
Consumer Staples--9.0%		
Alberto-Culver	13,050	324,162
Cadbury Schweppes, ADR	1,180	66,505
Coca-Cola Enterprises	19,650	458,827
Reynolds American	1,710	111,218
Safeway	5,570	192,054
SUPERVALU	7,550	359,682
Winn-Dixie Stores	1,300 a	40,690
		1,553,138
Energy--8.8%		
Chesapeake Energy	7,080	246,809
CNX Gas	22,220 a	654,601
Range Resources	15,870 a	614,804
		1,516,214
Financial--21.8%		
Ambac Financial Group	3,360	301,090
Brandywine Realty Trust	2,000	63,620
First Horizon National	5,140	207,091
Genworth Financial, Cl. A	11,630	419,843
HRPT Properties Trust	41,130	472,172
Knight Capital Group, Cl. A	24,160 a	418,210
Mack-Cali Realty	7,180	346,722
MBIA	5,590	372,014
Nuveen Investments, Cl. A	2,530	138,796
People's United Financial	28,959	584,682
Protective Life	3,310	165,599
TCF Financial	2,400	67,752
Whitney Holding	6,880	213,555
		3,771,146
Health Care--4.5%		
Conseco	4,390 a	86,527
Endo Pharmaceuticals Holdings	5,380 a	190,022
MDS	11,000	223,740
Quest Diagnostics	5,830	285,787
		786,076
Industrial--13.0%		
Covanta Holding	17,570 a	435,736
Dover	6,180	309,309
Eaton	550	51,557
Empresa Brasileira de Aeronautica,		

ADR	10,970	531,826
HNI	1,660	73,140
Navistar International	3,140 a	203,755
Robert Half International	12,420	436,439
Timken	5,210	183,184
US Airways Group	880 a	31,372
		2,256,318
Information Technology--13.2%		
Amdocs	3,160 a	122,829
AVX	4,800	86,352
CheckFree	16,130 a	633,102
Fidelity National Information		
Services	5,154	277,904
JDS Uniphase	15,070 a	197,417
Maxim Integrated Products	5,800	178,350
Perot Systems, Cl. A	7,490 a	127,929
Seagate Technology	18,590	382,768
Western Union	12,570	282,196
		2,288,847
Materials--2.0%		
Cytec Industries	5,950	**353,728**
Telecommunication Services--3.9%		
Clearwire, Cl. A	3,390 a	66,105
Leap Wireless International	7,130 a	609,330
		675,435
Utilities--9.0%		
CMS Energy	6,350	115,887
Constellation Energy Group	6,610	606,600
Dominion Resources/VA	3,270	289,689
DPL	13,340	407,003
Entergy	1,260	142,254
		1,561,433
Total Common Stocks		
(cost $15,728,665)		**17,128,576**

Other Investment--1.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $213,000)	213,000 b	**213,000**
Total Investments (cost $15,941,665)	**100.1%**	**17,341,576**
Liabilities, Less Cash and Receivables	**(.1%)**	**(20,849)**
Net Assets	**100.0%**	**17,320,727**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and

semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.